                                                            Filed by Belden Inc.
                                                            Pursuant to Rule 425
                                    Under the Securities Act of 1933, as amended
                                        And Deemed Filed Pursuant to Rule 14a-12
                           Under the Securities Exchange Act of 1934, as amended
                                                    Subject Company: Belden Inc.
                                  Subject Company's Commission File No.: 1-12280



         This filing relates to a planned merger between Belden Inc. ("Belden") and Cable Design Technologies Corporation ("CDT") pursuant to the terms of an Agreement and Plan of Merger, dated as of February 4, 2004 (the "Merger Agreement"), among CDT, BC Merger Corp. and Belden. The Merger Agreement is on file with the U.S. Securities and Exchange Commission (the "SEC") as an exhibit to the Current Report on Form 8-K filed by Belden on February 5, 2004, and is incorporated by reference into this filing.

THE FOLLOWING IS THE TRANSCRIPT OF A WEBCASTED BELDEN CDT CONFERENCE CALL HELD ON FEBRUARY 5, 2004.

NOTE: The following transcript contains several corrections to the version spoken during the conference call on February 5, 2004. The corrected numbers are indicated by an asterisk (*), and the previous numbers are indicated in brackets.

--------------------------------------------------------------------------------
OPERATOR


 Ladies and gentlemen, thank you for standing by. Welcome to this morning's Belden CDT conference call. Just a reminder this call is being recorded. At this time you are in a listen-only mode. Later we will conduct a question-and-answer session. (OPERATOR INSTRUCTIONS) I would now like to turn the conference over to Mr. Richard Reece, Vice President of Finance and Chief Financial Officer of Belden.


--------------------------------------------------------------------------------
 RICHARD REECE  - BELDEN - CFO & VP FINANCE


 Thank you, Sarah, and good morning, everyone. I would like to welcome you to Belden CDT's conference call. With me here in St. Louis today are Baker Cunningham, Belden's Chairman, President and Chief Executive Officer, Bryan Cressey, CDT's Chairman, Fred Kuznik, CDT's Chief Executive Officer, George Graeber, CDT's Chief Operating Officer and Larry Rose, Belden's President of European operations. I will briefly discuss Belden's fourth-quarter and year-end results, and then we will have a presentation on the planned merger of Belden and CDT. There are some slides on the Belden and CDT websites which you might want to follow when we get to that portion of the presentation.

After our prepared remarks, we will be happy to answer your questions. If you need a copy of our fourth-quarter press release or the merger press release, please check our website, at www.Belden.com, or CDT's website, at www.CDTC.com. If you need to have a copy of the press release faxed to you, please phone us at 314-854-8000. I do need to remind you that any forward-looking statements we provide are made in reliance upon the Safe Harbor provisions of the Private Securities Litigation Reform Act of 1995. The comments we will make today are management's best judgment based on information currently available. Our actual results could differ materially from any forward-looking statements that we might make, however, the companies do not intend to update this information to reflect developments after today and disclaim any legal obligation to do so.

Please review today's press releases and the 2002 annual report on form 10-K for Belden and CDT for a more complete discussion of factors that could have an impact on the companies' actual results. Now let's quickly review Belden's fourth-quarter and year-end results. I would like to begin with the North American communications business and the non-cash impairment charge of $92.4 million that we recognized in the fourth quarter.

Demand has fallen significantly over the last three years in this business for a number of reasons. The growth in subscriber lines slowed and has in fact declined with major carriers. The investment activity of the hard-line telecom service providers has been cut dramatically. This has resulted in industry demand in North America being off by half from the peak in 2000. We did what we could to bring more volume into our operation, but with a lot of excess capacity in the industry and the law of supply and demand, pricing dropped.

The industry, including us, were able to cut less efficient plants, but our Phoenix operation is probably the largest plant in the world for telecom cable and there are limits to how low we can go and still have a viable operation. While we have reduced plant output and significantly cut costs, we have not been able to achieve satisfactory results at the current level of demand. Shareholders have been patient with us through two years of losses in this business. We cannot allow 2004 to be a repetition of 2003. Therefore, we have acknowledged that the time has come to figure out what to do differently. Our people have worked very hard and have accomplished a lot, but we can see that incremental cost reduction are not going to get us where we need to be in this very depressed market. While we might see demand improve slightly during the year, there is not enough recovery soon enough to permit us to wait it out.

We are looking at a range of alternatives and we have yet to determine what the most appropriate outcome will be. The asset impairment charge is a non-cash adjustment in the carrying value of the assets. It is recognition that we are not likely to realize all of our past investments. I know this announcement causes anxiety among our employees and customers, and we are telling them we will move just as fast as we can to sort out the future of this business.

In addition to the asset impairment, which was $92.4 million or $2.36* [corrected from $2.29] in the quarter, and with a previous asset impairment brings the yearly amount to 92.8 million or $2.38* [corrected from $2.30] for the year, we have had several other unusual items that are affecting our results for the quarter and the year, and that makes it somewhat difficult to fully understand and analyze our performance. These other items include severance cost of $1.6 million or 4 cents in the quarter and $6.5 million or 16 cents for the year. Unusual bad debt due to a failure of an Asian distributor of $600,000 or 2 cents per share occurred during the year and special income from the sales incentive agreement with a private-label customer of $3 million or 7 cents per share also occurred in the fourth quarter. These items are properly reflected in the GAAP financial statements accompanying our press release.

As I have set in previous calls, the cost and charges are real and I don't mean to diminish their significance by isolating them, but I do believe we analyze our results by excluding these items you will have a better understanding of the underlying performance of the company and our markets. Accordingly the amounts used in my following comments will be after excluding these items from the current year numbers and where applicable, I have excluded the comparable items out of the prior year comparative amounts. Our website will summarize these unusual items I listed before to help you reconcile from the GAAP numbers in our financial statements to the numbers I am using in this analysis.

Now let's look at our results excluding these special items. Revenues for the fourth quarter of 2003 was $208.6 million, up from 199.1 million a year ago. The 2003 fourth-quarter volume was helped by $10.3 million due to currency translation and also benefited from the October 31, 2002 acquisition. So in real terms, volume was slightly lower year-over-year. Sequentially revenue increased about 0.5 percent from 207.6 million in the third quarter of 2003, a currency translated benefited the quarter by $4 million. True volume was about 1 percent lower sequentially, primarily due to seasonally lower sales in communication and lower sales in our European electronics business, partly attributable to exiting certain non-strategic product lines.

Our adjusted operating profit in the fourth quarter of 2003 was $2.4* [corrected from $2.7] million. This lower than previously expected adjusted operating profit in the fourth quarter of 2003 we attribute primarily to the lag in passing along the rising cost of copper and other materials to our customers. We estimate this impact in the quarter to be about $4 million. The estimated impact of the lag in passing on the rapidly rising price of copper and other materials in the quarter is about 10 cents per share. Absent this transitional drag these rising costs have on our results, we're seeing modest improvement in our adjusted operating results with the sequence of $4.4 million last year, $5.4 million in the previous quarter and about $6.7 million this quarter. Our adjusted net income for the fourth quarter was one cent per diluted share. In addition, as we have previously indicated, the quarter suffered from under absorption and LIFO liquidations due to lower production levels in order to reduce inventories. We estimate this impact at about 9 cents per share in the quarter.

Turning to the full year 2003 results, revenue for the year was $826.5 million, compared with 813.3 million in 2002. Revenues of 2003 benefited by the acquisition of the NORCOM business on October 31, 2002 and by $35.5 million from currency translation effects. Adjusted operating profit for the year was $13.0* [corrected from $7.4] million. This compares with the adjusted operating profit in 2002 of $27.6 million, reflecting mainly the deeper losses in 2003 in the North American communication business. In addition our current year results were burdened by the under absorption and LIFO liquidation costs due to reducing inventory, the lag in passing on rapidly rising copper costs as previously discussed, and transitional inefficiencies as we shut down three facilities and transferred production.

Adjusted EBITDA for the year was $48.8 million. This compares with adjusted EBITDA in 2002 of $67.2 million. Adjusted net income for the year was $2.0 million* [corrected from "just barely breakeven at $0.25 million"], about eight cents* [corrected from one cent] per share. This compares with 2002 adjusted net income of $9.4 million or 38 cents a share. This unfavorable comparison reflects an estimated 10 cents due to the lag in passing on rising copper, and 22 cents per share due to the impact of reducing inventories.

Now, turning to our balance sheet and cash flow. At year-end cash stood at $95 million. Some of you may remember early last year we set a cash accumulation goal to end the year with about $65 million in cash, which meant accumulating an additional $45 million from our beginning of the year position. As you can see, we blew right past that target with really no help from the market. We reduced receivables $20 million or 18 percent, inventory $40 million or 25 percent, and capital expenditures were $19 million less than depreciation. This resulted in cash provided by operations of over $90 million for the year. Free cash flow, which is cash from operations less capital spending and dividends, was 29.5 million for the fourth quarter and $70.6 million for the full year. Or $2.80 of free cash flow per share. This compares with free cash flow of $2.32 per share in the 2002.

We believe free cash flow is a meaningful number, as it represents cash available to pay down debt or reinvest in the business. We calculate our net debt -- that is debt less cash -- as a percentage of total capitalization to illustrate how far we can reduce our leverage if we were to prepay our private placement notes. At year-end 2003 net debt to total cap is at 28 percent, and this compares with 37.4 percent at year-end 2002. Net debt to adjusted EBITDA is
2.2 times. That concludes the comments on Belden's fourth quarter and year-end results. I would now like to turn our attention to the planned merger between Belden and CDT.

I would like to remind you again of the Safe Harbor provisions and the notice about forward-looking statements on slide 1 of our presentation. Now, Bryan Cressey, Chairman of CDT, will open this discussion and you can look at slide 2.

--------------------------------------------------------------------------------
 BRYAN CRESSEY  - CDT - CHAIRMAN

 Thanks, Ricky, and good morning. We are very pleased to be here in St. Louis with Baker and Ricky and the Belden people. Both companies' Boards of Directors are enthusiastic about the combination of Belden and CDT. After careful review, both Boards unanimously concluded that the merger of these two excellent companies will result in attractive opportunities for growth and enhanced profitability. The merger of CDT and Belden will create a preeminent supplier in electronic cable. These two companies address some of the most attractive markets in the industry and have many complementary niche markets, which we will discuss in more detail later in the presentation.

In the markets where we overlap, we have an opportunity to optimize our assets and realize some costs synergies. Together we believe we will be a more valuable partner for all our distributors and OEMs. Finally, both companies have been through a prolonged industry downturn and emerged in excellent financial condition. That is why we think this is an excellent combination for customers, shareholders, and the companies.

On slide 3, you will see we are going to name the combined company Belden CDT, Inc. and we expect to have the stock trade on the New York Stock Exchange under a new ticker symbol. It is an all stock tax-free transaction with a fixed exchange ratio of two CDT shares for every Belden share. When the merger is completed, the owners of CDT will own about 45 percent of the new company and the current shareholders of Belden will own about 55 percent of the new company. We will do a reverse stock split, 1 for 2 and end up with about 46 million shares outstanding. CDT will be the legal acquirer and Belden will be the acquirer for accounting and tax purposes, so the legacy financials will be those of Belden.

We expect to pay a dividend of 5 cents per quarter or about 20 cents a year, which is the same as the Belden dividend, but a new benefit for the CDT shareholders. We are targeting to close the transaction during the second quarter. That is the calendar quarter. Obviously subject to regulatory approvals in the U.S. and certain other countries. With the synergies, this transaction will be accretive to all shareholders in the first year.

Slide 4 shows the combined company will have revenue of approximately $1.3 billion, and will have pro forma EBITDA with the expected synergies of 118 million. I will be Chairman of the Board of the combined company and Baker Cunningham of Belden will be the President and Chief Executive Officer. The Board will be comprised of five directors designated by the CDT Board and five designated by the Belden Board. The company will be headquartered in St. Louis, and will have a total of 36 manufacturing facilities in nine countries throughout North America and Europe, with distribution and sales locations worldwide.

Slide 5 shows an organization chart which involves, as you can see, key executives from both companies. The ones in the red boxes are CDT people and the ones in the dark blue boxes are coming from Belden. Ricky Reece of Belden will be the CFO of the combined company. Fred Kuznik and George Graeber, CDT's CEO and COO respectively, will join the office of the CEO to address the integration issues and synergy opportunities. There will be six operating leaders reporting to Baker, three coming from CDT and three from Belden. Bob Canny will have responsibility for specialty products, which is our OEM business in markets such as Aerospace, Defense, and Automotive. Dave Harden will continue to lead West Pin (ph), which is a gem of a franchise located in Washington, Pennsylvania, which makes specialty cable for the sound and security end markets.

Bob Matz will continue to lead the Communications business. Larry Rose, who is Belden's executive in charge of Europe, will have responsibility for the combined European business. Peter Sheehan of CDT will lead the networking area and Peter Wickman of Belden will lead the electronics products area. Collectively the senior people shown in this page have over 150 years of experience in the electronic cable industry and they clearly have the capability to take this organization to the next level.

Overall the combination of product offerings, the opportunity to scale the business, the relationships with our channel partners, and our financial flexibility make this a very attractive transaction. I would like now to turn the presentation over to Baker Cunningham, Chairman, President, and CEO of Belden.

--------------------------------------------------------------------------------
 BAKER CUNNINGHAM  - BELDEN - CHAIRMAN, PRESIDENT & CEO

 Thanks, Bryan. I'd like to start off by saying I'm really very pleased with the planned merger we're announcing today and I would like to go into a little deeper into the reasons of why this merger makes so much sense for both companies strategically, and how we feel it will create additional value for our shareholders. I am moving along to slide 6 now. First, both Belden and CDT have very strong positions in diverse, attractive end markets like electronics, safety and security, Aerospace, automotive, premise broadcasting entertainment, communications. In the specialty markets, Belden and CDT are complementary.

For example, we both address industrial markets but where CDT has a strong presence in robotics, Belden is strong in the signal control infrastructure. The specialty markets are attractive because they have a high degree of engineering content so the products are often highly specialized and differentiated. These are markets where brand and quality are recognized and people return to the suppliers they trust year after year. These are the highest value markets in the wire cable industry.

Our combined company will have revenues of approximately $1.3 billion annually. Both companies have been working hard over the past ten years to establish a significant presence in Europe, and this merger will be a leap forward in that effort. Both Belden and CDT have excellent relationships with major distributors such as Anixter and Graybar, and we hope and expect that this merger will do nothing but solidify those relationships. CDT also has a number of key OEM relationships with companies like Boeing and BMW. Both companies have important relationships with communications service providers.

Another factor that sets this combination apart from many others in our industry is our strong combined balance sheet, excellent cash flow, which will enable us to be more effectively access capital markets. Slide 7 shows the North American landscape for electronic cables. The chart on the left shows North American manufacturers ranked by sales. The chart on the right reflects the same companies ranked by EBITDA. The tall gold bar is Belden CDT combined and the smaller gold bars at the right of each chart are Belden and CDT individually. The chart clearly reflects the combination of Belden and CDT creates a company of some stature in the North American market. There are some larger European and Japanese cable companies, but in the almost $60 billion worldwide cable market, no company dominates.

On slide 8, you see how the transaction creates a company with a more balanced revenue stream, with critical mass in the networking markets and with revenue aligned with the highest value segment, the electronics and specialty markets. In slide 9 we have depicted the competitive lineup in the markets we address. Not shown on this slide are the markets that we don't address a like winding wire, building wire, and the other more commoditized markets. We have some excellent competitors in each of the markets we address, but no other company has the broad, attractive portfolio that Belden CDT will have. I would rather have our product line than that of any other company on this page.

On slide 10, in the networking, our enterprise cable market, CDT Nordics has an end-to-end system solution called IBDN which is a clear market leader in Canada. Belden brings to this market its patented Bonded-Pairs data cable with guaranteed installable performance and industry favors like DataTwist high-speed category cables. CDT's Mohawk brand is another well recognized and respected participant in this space whose wide range of open architecture cable products will continue to satisfy that part of the market.

In the industrial market, Belden has the Belden classics line. These are the products whose Belden part numbers have become part of the language of the whole market. CDT is the leading supplier of (indiscernible) flex robotic cables, whereas Belden cables are strong in industrial process control systems for factory floor automation. In the telecom market both Belden and CDT have a broad range of products including central office cables and exchange cables. For our customer, British Telecom, Belden also provides cable cutting, inventory management, and logistical services, adding more value to the relationship.

Belden participates very little in the sort of cable that go into OEM products, but CDT has a wonderful business in the Aerospace and automotive markets. In some of the Aerospace applications, high-temperature cables are required. You can either extrude the insulation on a conductor or wrap it with tape. The tape gives you better performance because it better preserves the concentricity of the wire. CDT has a patented process called seamless tape where they wrap the insulating material around the conductor and then cure it in such a way that the cable is virtually seamless. It does not snag when pulled through its installation process, so the performance characteristics are preserved. This is just one of a number of highly engineered products for these markets. And once your products are specified, there is an annuity in future orders.

Turning to slide 11, there is a lot of information on both slide 11 and slide
12. The takeaway is that just about anywhere there is economic activity whether it is airport baggage screening, satellite radio, or the Olympics in Greece this year, Belden CDT will be finding an opportunity with one or more of our great brands and products. To take just one example from page 11, CDT just announced an alliance with a company called RiT, that make smart connectors for digital networks. These connectors can tell when they have been unplugged or moved and they send an alert to a security system. CDT makes and markets the assembly.

An example on page 12 from the broadcasting entertainment market would be Belden's video and audio cables specified to be installed in the Athens summer Olympics this year. The communications markets, as Ricky described earlier, has been Belden's most challenging market recently. As Ricky said, the North American communications business has been in a loss position for us despite every effort to capture more revenue and reduce cost. We are reviewing strategic alternatives for that portion of the business and hope to have a plan of action in fairly short order.

The bottom line, we believe the Belden CDT combination will be unsurpassed in terms of serving the most attractive parts of the market and in terms of having the most comprehensive array of products in electronics wire and cable. I would now like to turn the presentation over to Fred Kuznik, the CEO of Cable Design Technologies.

--------------------------------------------------------------------------------
 FRED KUZNIK  - CDT - CEO

 Brian spoke of geographic diversity of the Belden CDT combination as a strength. I would like to pick up on this theme with slide 14. Both of the companies have their roots in North American market and each has established a position in Europe through acquisitions. Each is still a relatively small presence in Europe with some successes and some challenges. The Belden CDT combination give us a broader platform and more alternatives for organizing our approach to this diverse end market in that region.

Turning to slide 15, we have identified cost synergies totaling approximately 25 million coming from the number of areas. Purchasing and logistics we believe that Belden CDT can save several million dollars per year by identifying local sources for material. Obviously we can eliminate the duplicate cost of being public companies. Best practices in manufacturing and access to one another's technology will save several million more. We are reviewing our footprints to see where we need to optimize, but we are not ready at this point in time for any decision about particular locations.

There are a few areas where we anticipate added cost to integrate two culturally diverse companies, and we have netted those costs against the identified savings in arriving at our 25 million in synergies. So this is net number. Beyond that figure we may find opportunities in areas such as working capital reduction, capital avoidance (ph) and marketplace synergies. We anticipate that within 18 to 24 months we will arrive at a full rate of 25 million per year in net savings.

Turning to slide 16, our OEMs, our end-users and our distributors are some of the most highly respected companies in the industries. Both Belden and CDT products are stocked by the leading distributors in the industry, Anixter, Graybar, NORCOM and others. Belden has major supply positions with NBC, CBS, and Disney Studios. And Belden DataTwist 350 (ph) cables have become the cable of choice used by Cisco Systems in their internal networks. CDT engineers work with OEM engineers to develop cable solutions specifically for products like automotive electronics, aircraft engine and fuel systems, in-flight entertainment, robotics, and medical systems.

Just as our products are diverse, we have a diverse channel strategy. However the end-user wants to buy, we have multiple channels so we can reach that customer, whether they are OEMs or they order from the catalog or are served by a distributor. At the end, before I turn the presentation over to Ricky to talk about the financial profile of Belden CDT, I would just like to say how pleased personally I am that we have arrived at this merger agreement, and to express my confidence that this transaction is in strategic best interests of both Belden and CDT. I am excited to have the opportunity to lead the integration of these two great companies. My apologies for my voice and sound because I have a bad cold. Now I would like to turn it over to Richard Reece, Belden CFO, and he will discuss the financial aspects of this merger.

--------------------------------------------------------------------------------
 RICHARD REECE  - BELDEN - CFO & VP FINANCE


 Thank you, Fred. We are now on slide 17, the financial information we are presenting on this slide is pro forma information, beginning with CDT's income statement for the trailing 12 months ending October 31, 2003 and Belden's income statement for the year ending December 31, 2003. Both companies information is adjusted for non-recurring and special items. Belden's income is also adjusted for the reduction in depreciation expense resulting from the impairment charge recognized in the fourth quarter of 2003 as a result of writing down assets in the communications business. This reduction is about $6.6 million pretax.

We have a reconciliation to GAAP numbers for both companies posted on Belden's and CDT's website. As you can see, combined revenues will exceed $1.3 billion. Pro forma operating earnings are $45 million before synergies and estimated to be $70 million after the 25 million in net synergies Fred just talked about, which we expect will be fully realized within 18 to 24 months. EBITDA after synergies is $118 million and net income $32 million. Both companies are expecting improved results in 2004 compared with these 2003 pro forma amounts based on realizing cost reductions each of us have enacted throughout 2003.

Turning to slide 18, both companies already have strong balance sheets. Together, though, after the transaction costs and change in control payments, we will have about $116 million in cash and debt of only 316 million. We expect combined equity to be almost $700 million. As Bryan mentioned before, for accounting purposes Belden will be treated as the acquirer. Accordingly CDT's assets, including goodwill, will be revalued to reflect market values, resulting in a write-up of their equity. Our credit ratios are expected to be solid, with net debt to total capitalization at 22 percent, and net debt to EBITDA with synergies below two times. This strong balance sheet will provide a lot of flexibility to Belden CDT. It is clear that both companies are better off in the combination from a financial structure than standing alone. I will now let Baker sum up for us.

--------------------------------------------------------------------------------
 BAKER CUNNINGHAM  - BELDEN - CHAIRMAN, PRESIDENT & CEO

 In conclusion, I think the takeaway from our presentation is three key points that we believe all point to great opportunity for our shareholders, our customers, and our employees. First there is a strong strategic rationale for this merger. Our industry has historically been very highly fragmented. There has been some consolidation, but the merger of Belden and CDT is a large step forward in transforming our industry from hundreds of small companies each with limited capabilities to serve total customer needs, to substantial companies with comprehensive capabilities.

Second, the combined company will enjoy the advantage of several prestigious brands that our customers value for their technology, quality, and reliability. Financially the combined company will have a great balance sheet and improved flexibility to take advantage of future growth opportunities. Finally, we will have greater scale and presence globally as technology and hence our customer base of distributors, OEMs, and end-users, are increasingly becoming global and want to deal with global suppliers.

As I guess you can tell, the management of both companies are energized by this transaction and the promise it holds to create an enterprise that we think will be the envy of our industry. This concludes our prepared remarks and now I will turn the call back over to Ricky.

--------------------------------------------------------------------------------
 RICHARD REECE  - BELDEN - CFO & VP FINANCE

 Thank you, Baker. I now would like to ask the operator, Sarah, to come back on and remind everyone of the procedures for asking your questions. Then we will be pleased to hear your questions and provide our answers.

QUESTION AND ANSWER

--------------------------------------------------------------------------------
OPERATOR

 Thank you. (OPERATOR INSTRUCTIONS) Steven Fox with Merrill Lynch.

--------------------------------------------------------------------------------
 STEVEN FOX  - MERRILL LYNCH - ANALYST

 Can you talk a little bit about the strategic initiatives you may take from a brand standpoint with networking cable? There's several brands at each company that seem to overlap little bit. Is there any talk yet of paring down the brands that you go to market with?

--------------------------------------------------------------------------------
 GEORGE GRAEBER  - CDT - CHAIRMAN & COO

 We will continue to market IBDN in Canada and Asia and Europe under the IBDN trade name. NORDX IBDN. In the United States Mohawk will maintain their open architecture program with their partners Siemens, Hubbell, and Leviton, so we will really make no changes with Mohawk and open architecture because of their market position, strong sales organization. Canada and the rest of the world we will leave the same. We're going to use the Belden sales organization to market the IBDN product line in the United States in conjunction with our existing IBDN people. So we're going to beef up the U.S. effort, leave Mohawk alone and the international alone.

--------------------------------------------------------------------------------
 STEVEN FOX  - MERRILL LYNCH - ANALYST

 Great, and with regard to the copper telecom business, what is the chances -- is this depending on finding a buyer or could you look to downsize it further? If you are committed to strategic initiatives there.

--------------------------------------------------------------------------------
 BAKER CUNNINGHAM  - BELDEN - CHAIRMAN, PRESIDENT & CEO

 We're looking at a number of alternatives and we haven't closed the door on any option which could include downsizing, sale, joint venture, or anything else that comes along that makes sense that could enhance the value for our shareholders. Obviously we have been extremely disappointed with the performance of that business in the last couple years, recognize that can't go on, and so we are committed to seeing some improvement and the exact form of that is yet to be determined.

--------------------------------------------------------------------------------
 STEVEN FOX  - MERRILL LYNCH - ANALYST

 Okay, thank you. One minor question, what kind of fiscal year is the combined company going to be on?

--------------------------------------------------------------------------------
 BAKER CUNNINGHAM  - BELDEN - CHAIRMAN, PRESIDENT & CEO

 We will go to a calendar year end and again Belden, which for accounting purposes will be to carry on legacy financial statements, so you will see Belden financials continue in at the closing date of the merger, the CDT results will begin being included in the P&L at that point. And then their balance sheet will be combined with Belden's at the date the merger is final. But the year end will be a calendar year end.

--------------------------------------------------------------------------------
 STEVEN FOX  - MERRILL LYNCH - ANALYST

 Great, thank you very much.

--------------------------------------------------------------------------------
UNIDENTIFIED COMPANY REPRESENTATIVE

 I would like to make one other comment on networking. The relationship with the Belden U.S. and (indiscernible) will continue, and I think we pretty much made contact with all of our connectivity partners now on the open architecture, assuring that.

--------------------------------------------------------------------------------
 STEVEN FOX  - MERRILL LYNCH - ANALYST

 Thank you again.

--------------------------------------------------------------------------------
OPERATOR

 Jeffrey Beach with Stifel Nicolaus.

--------------------------------------------------------------------------------
 JEFFREY BEACH  - STIFEL NICOLAUS - ANALYST

 I have two questions. First, you talked about $25 million of synergies. Can you expand a little bit about even if you don't quantify it, what areas go into the synergies and then what kind of synergies are out there that have not gone into this number?

--------------------------------------------------------------------------------
 BAKER CUNNINGHAM  - BELDEN - CHAIRMAN, PRESIDENT & CEO

 Yes, I can give you some idea again without quantifying each category. First clearly there is a significant amount of duplicate corporate costs with two public entities, so as we looked everywhere from risk management areas to payroll, system needs, annual reports, audits, and other professional service providers, there is a large list of opportunity to reduce the corporate overhead costs as you now combine two public entities into one. And that is millions of dollars and should be able to be realized fairly quickly.

Another large area where we see opportunity is in purchasing and logistics. We have already begun very preliminary process of looking through the major buys that we have in raw materials and can start comparing who is getting the best price and at a minimum would expect to get best price together that whoever got before. On top of there you would expect to see opportunities with a higher volume to even leverage improved pricing over what either of us might have had before.

And on the logistics fronts, with 36 or so facilities, there is clear opportunity to cut down on shipping, combining distribution centers, and so forth, so significant amount of saving opportunities have been identified on the purchasing logistics, and again would expect to realize those fairly quickly. Another large area is in optimizing the use of our facilities with the number of facilities we have in some of the softness we have seen in certain markets, there has got to be opportunity to consolidate some of the manufacturing and reduce some of the footprint.

As Fred mentioned before, we have not made any final decisions on exactly where those will be and how many that might be, but it is certainly obvious that just the analysis we have done to this date there is a big opportunity there. This will take a little longer to realize, first to identify it and if necessary move production, some equipment and then go through the process of downsizing, so that one won't be realized as quickly certainly, and hence the 18 to 24 months (indiscernible) full run rate. Another area that I think will be a gold mine and it still will develop over time is sharing best practices.

Clearly each of us are very technically strong in our processes and how we manufacture cable, and we can learn from each other and share those best practices, whether it is how to get line speeds faster or whether it is how to improve on first-time yields or reduce scrap rates, and then there's just certain areas where each of us have developed to use less materials and still meet technical specification and electrical performance. So another big opportunity and as we get the engineers together both process and product engineers, I think that will yield huge savings. And then just the normal economy of scales, as you look at back office areas and systems and those type of things where we can save in that area. So a large list and very excited about the opportunity. Some, as I say, will come quickly. Some obviously will take a little longer to be realized.

Areas that we have not identified or quantified I should say, Jeff, is our market synergies. There is clearly going to be opportunity to leverage relationships each of us have with customers and be able to cross sell each other's products or better serve their needs. Capital avoidance was mentioned by Fred. As we look at what each of us were intending to spend on new capital equipment, clearly we can look at what excesses one of the other might have or opportunity to de-bottleneck and not spend as much capital on that front. At first blush that number could easily be over $5 million reduced capital spend from what we might have otherwise spent in our first year. And then working capital reductions is another opportunity.

Again as we streamline logistics, streamline production processes, you have less working process, you have less finished goods. All of those generate cash up front, but then ongoing result in lower cost to capital as you either reduce debt or otherwise reduce the capital you have employed in the business. Again, none of those have been included in this $25 million number, but certainly would expect to see added value to the shareholders as those become realized.

--------------------------------------------------------------------------------
 JEFFREY BEACH  - STIFEL NICOLAUS - ANALYST

 Thanks, the second question I have is can you review a little bit your outlook and what some of your key customers are looking to do, some of their plans in your three segments of the electronics, the broadcasting entertainment, the land cable/data cable and in the industrial side of it? And then on the communication side, I think there is some other nontelephone exchange hearing just this week from Anixter that they are seeing a pickup in that business. Are you going to see any benefit from the communication side outside of telephone?

--------------------------------------------------------------------------------
 BAKER CUNNINGHAM  - BELDEN - CHAIRMAN, PRESIDENT & CEO

 For me it makes sense for George to talk a little bit of what he is seeing in the networking side, and then we will ask Larry to maybe fill us in some on what he's seeing in industrial and I will try to take a stab at some of the communications part of the market.

--------------------------------------------------------------------------------
 GEORGE GRAEBER  - CDT - CHAIRMAN & COO

 On the network fiber-optic side of the business I think we saw a nice pickup in the October timeframe and a slowing in November, gradual increase again in December and January, but no major big upturn. But the big thing that everybody acknowledges is the transition to category 6 and the higher value added networks and the importance of network systems is all going in the right direction. We have the video over twisted pair (ph), which is our six plus cable. There is a 10 gigabit alliance is talking about issuing standards out in 2006, so the thrust to have better cables and upgrade and create more value to us is in play, and that is the major thrust going on right now. I would say the same is true in just the general-purpose electronics in that there is no real significant upturn. We are seeing a larger number of inquiries and we are seeing a lot of growth in our specialty cables, particularly seamless tape that we have for aircraft for military use. We have got a broad acceptance. We are on a number of new planes, new aircraft that will really benefit in volume over the next three to four years. With the flyer of choice, the JSF, the joint strike fighter, and a number of new aircraft, so our specialty business has picked up from an increase standpoint, but just generally electronics is not up 10 or 15 percent, but it is holding its own and it is certainly better than it was six months ago.

--------------------------------------------------------------------------------
LARRIE ROSE-BELDEN

 In the industrial segment I think that we have not seen a recovery to any extent although we don't see it continuing to decline. Capital expenditure in both North America as well as Europe have not recovered to earlier levels but we do see some solidifying of our markets in the industrial products. We would not expect that to deteriorate during 2004 and we certainly hope that there might be some improvement as the economies recover.

--------------------------------------------------------------------------------
 RICHARD REECE  - BELDEN - CFO & VP FINANCE

 On the communication front as Jeff acknowledged, there is a lot of submarkets within that. First on the outside plant area, while we're looking at strategic alternatives for the North American business, we have seen some stabilizing in that market. The fourth-quarter results that we released today reflect the seasonal softness that we would expect to see there and our outlook for next year would continue to expect seasonality. But we seeing a more traditional demand in that market, nowhere near back to where it was in 2000, but we're seeing it not decline at the rates we had suffered through during the early 2000's, so some stabilizing.

In Europe, where combined we will be serving Belton CDT combined will be serving major communication companies like British Telecom, Deutsche Telecom, Motov (ph) we're seeing again some stabilizing there, some individual products causing a little uptick in demand, but at least some stability in that part of both of our businesses are doing reasonably well. It is not suffering the challenges we are in North America. On the central office side, really no major pickup there, still a glut of products out there, you are starting to see a pickup in switches being installed and all. And I think it's starting to use up some of that excess inventory, but I don't think we are at a stage yet we're going to see any meaningful pickup in central office product demand in that sector.

Just as maybe a general view and that is summarized in Belden's earnings released today, our outlook section does give you some sense of where we see 2004, and we are not forecasting a meaningful recovery in total in our markets, just modest revenue pickup. I will say we're very encouraged in the pricing area that while we are all suffering under the increase in copper and other raw material costs, it does appear the industry is going to allow us to pass most if not all of those costs on and eventually recover that. Certainly in both of our businesses here during this last several months and it will probably continue for the next few months until the pricing catches up with copper, but we would hope with copper and the other materials stabilize that maybe we can get back in parity by the second quarter or certainly midyear.

--------------------------------------------------------------------------------
 FRED KUZNIK  - CDT - CEO

 There are additional items for the telecom in European domain, we have seen the Deutsche Telecom decided to go to the 4 MHz cables and that is for the maintenance as well as on the new networks, which creates quite a significant increase in that marketplace. And in addition Siemens won the contract in Iraq for the exchanges, and they are coming to us and we have signed a contract for supplying harnesses for the EWSP (ph) which is for the switch which they will be supplying there for the wireless systems. So there are some brighter spots, not necessarily significant turnaround, but we see some positive signs.

--------------------------------------------------------------------------------
 JEFFREY BEACH  - STIFEL NICOLAUS - ANALYST

 All right, thank you.

--------------------------------------------------------------------------------
OPERATOR

 (OPERATOR INSTRUCTIONS) Devlin Lander of Morgan Joseph.

--------------------------------------------------------------------------------
 DEVLIN LANDER  - MORGAN JOSEPH - ANALYST

 Can you talk a little about pricing on the networking side, what you're seeing in the market and how you think the merger could benefit pricing? And also on the strategic alternatives in the telecom side, is it a possibility or would it make sense to move some of the CDT's business into Phoenix or is that not really an option?

--------------------------------------------------------------------------------
 GEORGE GRAEBER  - CDT - CHAIRMAN & COO

 I will comment on network cable pricing. As you know, copper has moved on the (indiscernible) from 93 cents a couple of months ago to $1.17 today. All of our plastics, the polyethylenes and the PVCS, the smoke guards are all up 20 to 30 percent over the past 12 months, so in the November timeframe we increased prices at Belden I think a couple weeks later. We have recently Monday morning been advised that DuPont is raising the price of Teflon 2 dollars a pound, so that is from a mid seven dollar price to a 9.50 price, so we have just issued obviously independent of Belden, at CDT new prices that appear to be holding at distribution on Tuesday of this week.

So prices are firming up because raw materials are rising and the practice for the industry is pretty much to make the same gross margin on higher cost obviously creates more gross margin dollar throughput for both manufacturers and distributors. So there are very good signs as a result of those price increases. There are two suppliers of Teflon. Obviously DuPont and Daikin. I have yet to see any releases from Daikin, so that will be a key factor as to whether or not these prices hold. This activity on DuPont's part happened primarily because they are just not making enough money in their fluoropolymers division and it was kind of an edict from the corporate offices to change the pricing. At the same time there has been an incident in the Daikin Japanese factory that supposedly will limit 60 percent of their output by 60 percent for some period of time. First information that that is primarily molding compounds, not wiring cable compounds, but in any event we are anxious to see what Daikin does as a result of the two dollar DuPont increase, because it is obviously very substantial.

--------------------------------------------------------------------------------
 RICHARD REECE  - BELDEN - CFO & VP FINANCE

 On your other two questions, Devlin, certainly nothing that we would expect in pricing as a result of the merger, while it certainly makes a combined company, there is nothing there that we see that powerful and obviously at this stage we're not able to compare pricing or talk to each other on pricing at this stage in the merger until it closes, so really no comment there. And legally we're not allowed to share any of that among each other at this stage of our discussions. On your other point on the consolidation of Phoenix, I think as Baker said everything is on the table. We're looking at all alternatives to try to improve the performance of that business and we will be looking at everything, but nothing more to comment at this time.

--------------------------------------------------------------------------------
 DEVLIN LANDER  - MORGAN JOSEPH - ANALYST

 Can you go into maybe just a little more detail on what you see is some of the cross selling opportunities?

--------------------------------------------------------------------------------
 RICHARD REECE  - BELDEN - CFO & VP FINANCE

 Belden has a direct sales force of 75 people in the United States and a large group in Europe and Asia. CDT has a specialty electronics business that has very few direct salesmen, so the cross selling opportunities are many. They have obviously the premier plastics line through the Belden electronics distribution along with the Alpha line, so we hope to add our capabilities in flexible cables and robotic cables and a whole range of specialty products through their distribution line and also look at cross selling U.S. and Europe of our specialty cable product capabilities. So the opportunities are tremendous because Belden's sales organization is experienced. We can manufacture a range of products that Belton can't, so we will just see how that develops, but the opportunities are clearly there because we are in front of a lot of people that buy a variety of things that either one of the companies could not supply, so we could see this going in two directions. We have not quantified it -- (indiscernible) to factor any of that into any of the financials that you're seeing.

--------------------------------------------------------------------------------
 DEVLIN LANDER  - MORGAN JOSEPH - ANALYST

 Okay, great. Thank you very much.

--------------------------------------------------------------------------------
OPERATOR

 That is all the time we have for questions. Mr. Reece, I will turn the conference back over to you for any additional or closing remarks.

--------------------------------------------------------------------------------
 RICHARD REECE  - BELDEN - CFO & VP FINANCE

 Thank you very much, Sarah, and thank you, everyone, for showing your interest in Belden and CDT and I hope you have just a portion of the excitement that we all feel here on the opportunity that we see in front of us. If you have any further questions, feel free to call either Belden or CDT. Thank you very much.

--------------------------------------------------------------------------------
OPERATOR

 Thank you. Ladies and gentlemen, this concludes our conference call for today. You may now disconnect from the conference. Thank you for participating.





                           FORWARD-LOOKING STATEMENTS

         This filing contains, in addition to statements of historical fact, certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve risk and uncertainty. Actual results could differ from those currently anticipated due to a number of factors including those mentioned in documents filed with the SEC by both Belden and CDT. Forward-looking statements are based on information available to management at the time, and they involve judgments and estimates. There can be no assurance as to the timing of the closing of the merger, or whether the merger will close at all, or that the expected synergies and cost savings will be realized. Factors that could cause results to differ from expectations include the level of market demand for the products of the companies, competitive pressures, economic conditions in the U.S. and other countries where the companies operate, working capital needs, information technology spending, the ability to achieve reductions in costs, price fluctuations of raw materials and the potential unavailability thereof, foreign currency fluctuations, technological obsolescence, environmental matters, industry competition and other specific factors discussed in Belden's Annual Report on Form 10-K filed with the SEC on March 14, 2003 and CDT's Annual Report on Form 10-K filed with the SEC on October 29, 2003. Belden and CDT assume no responsibility to update any forward-looking statements as a result of new information or future developments.

                   ADDITIONAL INFORMATION AND WHERE TO FIND IT

         CDT intends to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement/prospectus and other relevant documents in connection with the proposed transaction. Investors and security holders of CDT and Belden are urged to read the joint proxy statement/prospectus and other relevant materials when they become available because they will contain important information about CDT, Belden and the proposed transaction. Investors and security holders may obtain a free copy of these materials (when they are available) and other documents filed with the SEC at the SEC's Web site at www.sec.gov. A free copy of the joint proxy statement/prospectus may also be obtained (when it becomes available) from CDT at 1901 North Roselle Road, Schaumburg, IL 60195 or Belden at 7701 Forsyth Boulevard, Suite 800, St. Louis, MO 63105.

                        PARTICIPANTS IN THE TRANSACTION:

         CDT, Belden and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from their respective stockholders with respect to the proposed transaction. Information about the directors and executive officers of CDT and their ownership of CDT capital stock is set forth in the proxy statement for CDT's 2003 annual meeting of stockholders. Information about the directors and executive officers of Belden and their ownership of Belden capital stock is set forth in the proxy statement for Belden's 2003 annual meeting of stockholders. Investors may obtain additional information regarding the interests of such participants by reading the joint proxy statement/prospectus when it becomes available.